Filed by Graphite Bio, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graphite Bio, Inc.

Commission File No.: 001-40532

Date: November 15, 2023

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 14, 2023, among Graphite Bio, Inc., a Delaware corporation (“Graphite”), Generate Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Graphite, and Lenz Therapeutics, Inc., a Delaware corporation (“LENZ”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into LENZ (the “Merger”), with LENZ continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Graphite. The following is a transcript of the joint conference call and webcast hosted by Graphite and LENZ on November 15, 2023 to discuss the announcement of the proposed Merger transaction involving Graphite and LENZ. The slides that are referred to herein are furnished as Exhibit 99.2 of the Current Report on Form 8-K filed by Graphite with the Securities and Exchange Commission on November 15, 2023.

Graphite Bio and LENZ Therapeutics

Graphite Bio and LENZ Therapeutics Merger Agreement Conference Call

November 15, 2023

Presenters

Kim Drapkin, CEO, Graphite Bio

Eef Schimmelpennink, CEO, LENZ Therapeutics

Operator

Good morning, everyone. My name is Darrell and I will be your conference operator today. Thank you for standing by and welcome to today’s joint conference call regarding the LENZ Therapeutics and Graphite Bio proposed merger. At this time, all participants are in a listen only mode. Please be advised that the call is being recorded. With me on today’s call are Graphite Bio CEO, Kim Drapkin, and LENZ Therapeutics CEO, Eef Schimmelpennink.

Before I turn the call over to Kim and Eef, I would like to remind everyone that this discussion will contain forward looking statements based upon the current expectations of Graphite Bio and LENZ Therapeutics, which include but are not limited to statements regarding the expected timing, completion, effects, and potential benefits of the proposed merger transaction, including the concurrent private financing and our future expectations, plans, and prospects for the combined company. Such statements represent management’s judgment and intention as of today and involve assumptions, risks, and uncertainties.

Graphite Bio and LENZ Therapeutics undertake no obligation to update or revise any forward looking statements except as required by law.

Further, Graphite Bio intends to file a registration statement and accompanying proxy statement and prospectus with the Securities and Exchange Commission related to the proposed reverse merger. Please be advised to read when available the proxy statement and prospectus and other relevant documents filed with the SEC as these will contain important information about Graphite Bio, LENZ Therapeutics, and the transaction. Once available, these documents can be obtained free of charge from the SEC at sec.gov or on Graphite Bio’s website.

I would now like to hand the call over to Kim Drapkin, CEO of Graphite Bio. Thank you, Kim, you may begin.

Kim Drapkin

Thank you and good morning, everyone. This morning we issued a joint press release announcing the proposed merger between Graphite Bio and LENZ Therapeutics, a privately held late stage biopharmaceutical company currently conducting phase three trials for its product candidates LNZ100 and LNZ101, which are preservative free, single use, once daily, aceclidine based eyedrops for the treatment of presbyopia. The press release is available on both companies’ websites.

Following a comprehensive and thoughtful strategic process, we are pleased to be moving forward with LENZ. We believe LENZ is well positioned to create near term value for shareholders with its product candidates having positive phase two clinical trial results, phase three trials reading out in the near term, and the potential to submit a new drug application by the middle of next year.

LENZ’s team has significant clinical and commercialization experience and the company is backed by an impressive roster of investors. Before turning the call over to Eef, I would like to thank the entire Graphite Bio team, our advisors, and our partners for their dedication, diligence, and collaboration throughout this process allowing us to reach this outcome. LENZ’s mission to improve vision with its innovative therapies represents a large unmet need and addressable market and we are confident in LENZ’s management team to drive significant long term value for stakeholders. I will now turn the call over to Eef Schimmelpennick, CEO of LENZ Therapeutics.

Eef Schimmelpennink

Thank you, Kim. And thanks to everyone for joining us on this morning’s call. This marks an incredible, transformative, and exciting opportunity for LENZ, providing the combined company with continued support from a strong syndicate of experienced healthcare investors and a strong cash position to robustly support, if approved, commercialization of our presbyopia eyedrops.

Before I expand more on that let me take you through the transaction. As outlined in this morning’s press release, the proposed merger is an all-stock transaction. In connection with the merger, Graphite Bio has entered into a subscription agreement for a PIPE financing of $53.5 million dollars, with a syndicate of healthcare investors led by LENZ’s existing investors with participation from new investors.

The PIPE financing is expected to close concurrently with the completion of the merger. Pre-merger, Graphite Bio’s stockholders are expected to own approximately 35% of the combined company and pre-merger LENZ Therapeutics stockholders are expected to own approximately 65% of the combine company upon the closing of the merger and prior to the additional PIPE financing transaction. The percentages of the combined company that each company’s former stockholders are expected to own may be adjusted based on Graphite Bio’s net cash at closing.

The merger has been unanimously approved by the board of directors of both companies, and is expected to close in the first quarter of 2024, subject to customary closing conditions, including the approval of stockholders of each company.

Graphite Bio is expected to contribute approximately $115 million to the combined entity and expects to pay a dividend to Graphite Bio shareholders of approximately $60 million at the close of the transaction. With the anticipated cash on hand at the time of the merger, and the private financing closing, the combined company is expected to have approximately $225 million of cash and cash equivalents, which is expected to allow the combined company to continue building infrastructure and successfully commercialize the LENZ presbyopia eyedrops, following completion of the ongoing phase three trials and subject to FDA approval. The combined company will be led by the existing LENZ management team.

Turning now to an overview of the company. LENZ is a late stage biopharmaceutical company focused on developing and commercializing innovative therapies to improve vision. Our initial focus is the treatment of presbyopia, the inevitable loss of near vision that impacts the daily lives of nearly all people over 45. Presbyopia impacts an estimated 1.8 billion people globally and 128 million people in the United States, making it the most prevalent ophthalmology indication outside latent refractive errors.

On an addressable population basis, presbyopia is almost four times greater than dry eye disease and three times greater than childhood myopia, macular degeneration, diabetic retinopathy, and glaucoma combined. Furthermore, the market opportunity for presbyopia is growing due to the aging of the general population. And as people continue working and stay active longer, people with presbyopia will require effective treatment that can enable near vision acuity to continue to function in their daily lives.

We believe that a once daily eyedrop that can effectively and safely improve near vision throughout the full workday, without impacting distance vision, will be a highly attractive commercial product, with an estimated US market opportunity in excess of $3 billion. It is our goal to develop and commercialize the leading eyedrop for presbyopia, and we have assembled a team with extensive clinical, commercial, and operational experience to execute this goal and become the category leader. Our team is further supported by a strong group of investors that share our commitments to helping the millions of people with presbyopia in the United States and globally.

Our lead candidates, LNZ100 and LNZ101, are aceclidine based eyedrops designed to restore the loss of near vision associated with presbyopia. LNZ100 is a 1.75% ready to use formulation of aceclidine. LNZ101 is the same product, but with 0.08% brimonidine added for extended duration. Each product candidate is designed to be a once daily dose that can provide at least 10 hours of improved near vision. Both of our candidates are preservative free, enabling it to be single use, which is a more convenient delivery method for eyedrops for users. I’ll go into greater detail on these two product candidates after providing some background on the underlying biology of presbyopia and the unique mechanism of action of aceclidine.

As mentioned, there are approximately 1.8 billion presbyopes globally and 128 million presbyopes in the United States alone. It is an inevitable condition that will affect almost all of us at some points. This is because as we age, the crystalline lens in our eyes gradually hardens, resulting in a loss of elasticity that in turn reduces the ability of the lens to focus incoming lights for near vision onto the retina. While the progression of presbyopia is gradual, presbyopes often experience an abrupt change in their daily life as the symptoms become more pronounced, starting in their mid-40s when reading glasses or other corrective aids are suddenly necessary to read text or conduct close up work.

Presbyopia is typically self-diagnosed and self-managed with over the counter reading glasses or managed after evaluation by an eye care professional with prescription reading or bifocal glasses. Aceclidine, a key ingredient in our product candidates, LNZ100 and LNZ101, is a miotic. Miotics are small molecule compounds that cause pupil constriction creating a pinhole effect that enables better focus of incoming lines from near objects onto the retina. Research has shown that a pupil diameter below two millimeters is optimal for presbyopia treatments and results in clinically meaningful improvements in near vision.

Unlike other miotics such as pilocarpine and carbachol, aceclidine’s mechanism of action is pupil selective, meaning it can reduce the pupil size below the desired two millimeter diameter without overstimulating the ciliary muscles that can cause a myopic shift that can impair distance vision. Aceclidine’s unique pupil selectivity also means it does not require activation of the lens to improve near vision. Therefore, we have shown that users may be able to benefit from a treatment with aceclidine based eyedrops even as the lens continues to harden as they age and well into their mid-70s and across a broader range of refractive errors.

Lastly, while aceclidine is new to the United States, it has a long established history outside the United States, having been approved in Europe since the 1970s for the treatment of glaucoma and marketed at higher concentrations than in our product candidates and up to four times a day. Similarly, brimonidine also has a long established history of use, including as a treatment for glaucoma since the 1990s. Given the known favorable tolerability profile of both active ingredients used for decades in other marketed drugs and the unique pupil selectivity of aceclidine, we believe LNZ100 and LNZ101 have the potential to treat the broadest population of presbyopes and become the category leader.

With that, I’d like to briefly recap the design and results of our phase two INSIGHT trial for which we shared our top line data in October 2022. The INSIGHT trial was a multicenter, double masked, randomized, placebo controlled crossover study to evaluate the safety and efficacy of LNZ100 and LNZ101. Each participant was monitored and visual acuity including impact on distance vision was measured by a standardized eye test at certain time points. Both LNZ100 and LNZ101 achieved the primary endpoint of three lines or greater improvement in near vision without losing one or more lines in distance visual acuity at one hour post treatment with a responder rate of 71% and 56% respectively, compared to 6% per vehicle.

Both LNZ100 and LNZ101 showed rapid onset with response rates of 73% and 62% respectively, compared to 8% for vehicle for three lines or greater improvement in near visual acuity at 30 minutes post treatments the earliest measured time point. Maximum response rates of 73% and 64% respectively, with 6% for vehicle at three hours post treatment, and a long duration of response with response rates of 37% and 48% respectively, compared to 4% for vehicle at 10 hours post treatment, the last measured time point.

94% of the subjects treated with LNZ100 or LNZ101 regained functional near vision with a near visual acuity of 20/40 or better, which would enable them to read the fine print on a sugar packet when none could do so prior to dosing.

Both LNZ100 and LNZ101 were well tolerated with no serious drug related adverse events. Importantly, participants also completed a patient reported outcome questionnaire as part of the trial and 95% of subjects treated with LNZ100 or LNZ101 reported that they noticed an improvement in near vision following such treatment. 87% indicated that they expected to be less dependent on their reading glasses, and of the 86% who wished to continue to use LNZ100 or 101 at home, 73% indicated that they were likely to use the product at least four times a week.

Following the positive outcomes of the INSIGHT trial, we initiated three phase three multicenter, double masked, randomized active and vehicle controlled, US based efficacy and safety trials for LNZ100 and LNZ101 in December 2022. These parallel trials are being conducted across 37 sites and in over 1,000 patients. CLARITY 1 and 2 are evaluating the safety and efficacy of LNZ101 versus 100 versus brimonidine or vehicle over the course of six weeks.

CLARITY 3 is evaluating the long term safety of LNZ101 versus 100 over the course of six months. The primary endpoints and the study population of the CLARITY trials are similar to that of the INSIGHT trial. We have been enrolling participants in the same age range from 45 to 75 years and with a similar refractive range of minus four to plus one diopters spherical equivalent. As with the INSIGHT trial, the CLARITY trials will also permit enrollment of users who have previously undergone prior vision correction such as LASIK or cataract extraction with lens implants.

To date, CLARITY and CLARITY 1 and CLARITY 3 are both fully enrolled and CLARITY 2 is 95% enrolled. Therefore, and as mentioned earlier, we are on track to report results from all three trials in the second quarter of 2024. Subject to successful completion of the CLARITY trials, we plan to submit a new drug application for at least one of our product candidates to the FDA middle of next year, and we’ll select at launch, if approved, the presbyopia eye drop product that we believe will have the greatest commercial potential.

Turning now to discuss our robust commercial strategy. Presbyopia is a consumer driven and cash pay market that requires intense focus on the needs and desires of presbyopes. We believe that the likely demand for a pharmaceutical option is driven by multiple factors, most notably presbyopes seeking to have a functional visual benefits in their day to day life, as well as those that want the cosmetic benefit of not requiring reading glasses.

From a functional perspective, we expect that users may be able to benefit from treatment from their mid-40s well into their mid-70s and across a broad range of refractive errors, as demonstrated in clinical testing to date. Therefore, we are focusing on targeting and partnering with both optometry and ophthalmology to enable efficient commercialization and rapid adoption of our products.

We are currently educating eye care professionals on the importance of pupil selective miotics that have a clinical profile that reduces pupil diameter below two millimeters with minimal ciliary muscle stimulation. If approved, we plan to communicate the efficacy profile of the approved products and highlight the value proposition of an alternative treatment option for presbyopia that would be available to these eye care professionals.

In parallel, our commercial team will develop a highly targeted and digitally focused consumer strategy to identify, target, and build loyalty among presbyopes in the United States. We expect to commercialize through the self-pay US healthcare market, which we believe is strategically advantageous and enables immediate patient access and volume based pricing strategies.

Additionally, our product candidates have patent protection until at least 2039 due to a robust intellectual property portfolio underpinned by issued patents. If one of our product candidates is approved, we believe that it could be the first FDA approved aceclidine based product and would then be eligible for five years of new chemical entity exclusivity in the United States.

To conclude, presbyopia affects almost every person at some point after their mid-40s, representing an enormous market for an effective eyedrop able to restore near vision, and we are well positioned to be leaders in this space. With rapid responses as early as 30 minutes following use of the eye drop and at least 10 hours duration of response, as shown in our phase two trial, we can see LNZ100 or LNZ101, if approved and commercialized, potentially being incorporated into the daily morning routines of millions of people.

We are incredibly pleased with the breadth of data collected to date for both of our product candidates, providing us with what we expect will be a robust package supporting the potential approval and commercialization of LNZ100 or LNZ101 presuming positive results for the CLARITY trials.

We’ve built an incredible team with a focus on a strong commercial foundation, and with this transaction, we will be even better positioned for success with a strong cash position to continue to build the commercial infrastructure to successfully address this multibillion dollar market and provide an easy, safe, and effective solution for millions of people worldwide.

To wrap up, I’d like to thank both the teams at Graphite Bio and LENZ for their collaboration in this merger. We believe that this transformative transaction provides a solid foundation to benefit patients and provide value to stakeholders. Thank you to our syndicate of investors who participated in this financing. And lastly, I would like to thank everyone for your time today. I look forward to keeping you updated on our progress.

Operator

Thank you. That does conclude today’s teleconference. We appreciate your participation. You may disconnect your lines at this time. Enjoy the rest of your day.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger by and between Graphite and LENZ; the combined company’s listing on Nasdaq after the closing of the proposed Merger (the “Closing”); expectations regarding the ownership structure of the combined company; the anticipated timing of the Closing; the expected executive officers and directors of the combined company; expectations regarding the structure, timing and completion of a concurrent private financing, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the Closing and cash runway of the combined company following the Merger and private financing; the future operations of the combined company, including commercialization activities, timing of launch, buildout of commercial infrastructure; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and IP protection; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results and potential submission of a New Drug Application for one or more product candidates; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Graphite, LENZ, the Merger or the concurrent private financing will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Graphite’s control. Graphite’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the Closing are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Graphite and LENZ to consummate the proposed Merger; (iii) risks related to Graphite’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending the Closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, Graphite stockholders and LENZ stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Graphite’s common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with LENZ’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) the risk that the private financing is not consummated upon the Closing; and (xv) the risk that Graphite stockholders receive more or less of the cash dividend than is currently anticipated, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the U.S. Securities and Exchange Commission (the “SEC”), including the factors described in the section titled “Risk Factors” in Graphite’s Annual Report on Form 10-K for the year ended December 31, 2022, as amended, filed with the SEC, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that Graphite makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Graphite expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Graphite or LENZ.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving Graphite and LENZ and may be deemed to be solicitation material in respect of the proposed Merger. In connection with the proposed Merger, Graphite will file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Graphite may file with the SEC and or send to Graphite’s shareholders in connection with the proposed Merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF GRAPHITE ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRAPHITE, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Graphite with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Graphite with the SEC will also be available free of charge on Graphite’s website at www.graphitebio.com, or by contacting Graphite’s Investor Relations at investors@graphitebio.com.

Participants in the Solicitation

Graphite, LENZ, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Graphite’s shareholders with respect to the proposed Merger under the rules of the SEC. Information about the directors and executive officers of Graphite is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 20, 2023 and amended on April 27, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.